SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 001-13461

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Group 1 Automotive, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Group 1 Automotive, Inc.

950 Echo Lane, Suite 100
Houston, Texas 77024

REQUIRED INFORMATION

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed for the Group 1 Automotive, Inc. 401K Savings Plan:

Financial Statements and Supplemental Schedule

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits — December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2004

Notes to Financial Statements — December 31, 2004 and 2003

Schedule H, Line 4a — Delinquent Deposits of Participant Contributions

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Signature

Exhibits

23.1 Consent of Weinstein Spira & Company, P.C.
23.2 Consent of Crowe Chizek & Company LLC

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
Houston, Texas

FINANCIAL STATEMENTS
December 31, 2004 and 2003

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2004, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004, the supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2004, and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2004, and the changes in the net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2004 and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

Houston, Texas
May 20, 2005

1.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of Group 1 Automotive, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2003. The statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

South Bend, Indiana
May 12, 2004

2.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
Assets
Investments (Note 3)	$78,213,695	$56,815,884

Receivables
Employer contribution	312,330	137,800
Participant contributions	995,938	589,016
Accrued income	30,812	29,698
Other	—	16,998

	1,339,080	773,512

Cash	76,497	32,152

Net assets available for benefits	$79,629,272	$57,621,548

The accompanying notes are an integral part of these financial statements.

3.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$4,298,473
Dividends and interest	1,771,008

6,069,481

Contributions
Employer	3,724,033
Participant	11,403,635
Rollover	7,399,428

22,527,096

Transfers from other plans	1,402,355

Total additions	29,998,932

Deductions from net assets attributed to:
Benefits paid to participants	7,824,412
Administrative expenses	166,796

Total deductions	7,991,208

Net increase	22,007,724

Net assets available for benefits
Beginning of year	57,621,548

End of year	$79,629,272

The accompanying notes are an integral part of these financial statements.

4.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Group 1 Automotive, Inc. (Company or Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan, adopted July 1, 1999, covering all employees of the Company who have six months of service and are age eighteen and over. The Plan was amended October 21, 2004 to state that effective January 1, 2005, all employees of the Company who have 90 days of service and are age eighteen and over are eligible to participate. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including shares of Company stock. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant’s compensation upon which the match shall be based. Effective January 1, 2003, matching contributions are calculated for each payroll period. The matching Company contribution may be in the form of cash or shares of Company stock or a combination, but has been historically in cash. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, and (b) Plan earnings, and, at times, charged with an allocation of administrative expenses. Allocations are based on participant contributions, participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant’s interest in the contributions made by the employer begins vesting at 20% after one year of service, increasing 20% each year thereafter, with the participant 100% vested after 5 years.

Forfeitures: The Plan allows the use of forfeitures to pay for Plan administrative expenses or to reduce employer contributions to the Plan. During the year ended December 31, 2004, forfeited nonvested accounts of $232,656 were used to reduce employer contributions by $159,824 and to pay for Plan administrative expenses of $109,681. As of December 31, 2004 there were $78,646 remaining forfeited nonvested amounts that will be used to reduce future employer contributions or pay for Plan administrative expenses.

5.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.

In-service Withdrawals: A participant may withdraw from his or her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.

Loan Provisions: Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock and mutual funds. Shares of common/collective funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are reported at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

6.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	2004	2003
Group 1 Automotive, Inc. Common Stock	$2,835,507	$3,584,963
Merrill Lynch Retirement Preservation Trust	13,138,670	9,101,606
Merrill Lynch Bond Core Fund	10,850,377	6,956,566
American Growth Fund of America	8,870,317	—
Van Kampen Growth and Income Fund	7,161,271	4,308,916
PIMCO Small Cap Value Fund	7,027,068	4,349,437
Merrill Lynch Equity Index Trust	4,820,682	4,544,927
Merrill Lynch Fundamental Growth Fund	4,160,937	2,827,502
The Oakmark Equity and Income Fund	3,872,206	3,257,158
Massachusetts Investors Growth Stock Fund	2,479,210	9,941,307

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$4,161,488
Common/collective funds	513,746
Group 1 Automotive, Inc. common stock	(376,761)

$4,298,473

NOTE 4 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the employer contributions.

NOTE 5 — PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, transactions with them qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for

7.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

administrative services rendered amounted to $166,796 for the year ended December 31, 2004. Certain Plan administrative costs have been paid by the Company.

The Plan held the following party-in-interest investments:

	2004	2003
Group 1 Automotive, Inc. common stock	$2,835,507	$3,584,963
Merrill Lynch Retirement Preservation Trust	13,138,670	9,101,606
Merrill Lynch Bond Core Fund	10,850,377	6,956,566
Merrill Lynch Equity Index Trust	4,820,682	4,544,927
Merrill Lynch Fundamental Growth Fund	4,160,937	2,827,502
Participant Loans	3,239,319	2,161,144

NOTE 6 — TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. As of December 31, 2004 and 2003, amounts allocated to these individuals totaled $2,969 and $19,663, respectively.

NOTE 7 — INCOME TAX STATUS

The Internal Revenue Service has ruled in a letter dated September 24, 2001 that the Plan is designed under the applicable sections of the Internal Revenue Code and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan has been amended to comply with IRS guidelines and the Sponsor believes that the Plan continues to qualify and to operate as designed.

8.

SUPPLEMENTAL SCHEDULES

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4a — DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2004

Name of Plan Sponsor: Group 1 Automotive, Inc.
Employer Identification Number: 76-0506313
Three-Digit Plan Number: 001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$0

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	3,226

Total Delinquent Participant Contributions (line 4a of Schedule H)	3,226

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$3,226	(1)

(1)	Of this amount $3,226 has been fully corrected outside of the VFC Program.

9.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of Plan Sponsor: Group 1 Automotive, Inc.
Employer Identification Number: 76-0506313
Three-Digit Plan Number: 001

	(c)
	Description of Investment
(b)	Including Maturity Date,		(e)
Identity of Issue	Rate of Interest, Par or	(d)	Current
(a) or Borrower	Maturity Value	Cost	Value
Mutual Funds
American Funds	American Growth Fund of America	#	$8,870,317

Delaware Management Holdings, Inc.	Delaware Group Trend Fund	#	2,670,343

Federated Investors, Inc.	Federated International Equity Fund	#	1,285,952

ING Investments, LLC	ING Pilgrim International Fund	#	3,595,177

MFS Investment Management	Massachusetts Investors Growth Stock Fund	#	2,479,210

MFS Investment Management	MFS International Growth Fund	#	2,206,659

* Merrill Lynch Trust Company	Merrill Lynch Bond Core Fund	#	10,850,377

* Merrill Lynch Trust Company	Merrill Lynch Fundamental Growth Fund	#	4,160,937

Oakmark	The Oakmark Equity and Income Fund	#	3,872,206

Pacific Investment Management Co.	PIMCO Small Cap Value Fund	#	7,027,068

Van Kampen Investments	Van Kampen Growth and Income Fund	#	7,161,271

Common Stock
* Group 1 Automotive, Inc.	Common Stock	#	2,835,507

Common/Collective Funds
* Merrill Lynch Trust Company	Merrill Lynch Equity Index Trust	#	4,820,682

* Merrill Lynch Trust Company	Merrill Lynch Retirement Preservation Trust	#	13,138,670

Participant Loans
* Participant Loans	Interest rates ranging from 5% to 15%		3,239,319

			$78,213,695

*	Denotes party-in-interest

#	All investments are participant directed therefore cost information is not required.

10.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Group 1 Automotive, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 22, 2004	Group 1 Automotive, Inc. 401(k) Savings Plan
/s/ J. Brooks O’Hara
J. Brooks O’Hara
Vice President, Human Resources Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm